Filed by Queen’s Gambit Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: February 2, 2022

On February 2, Swvl Inc. issued the following news release.

SWVL UPSIZES PIPE TO > $120M WITH PARTICIPATION FROM NEW FLAGSHIP INVESTORS INCLUDING EBRD IN CONNECTION WITH QUEEN’S GAMBIT BUSINESS COMBINATION

New investors include European Bank for Reconstruction and Development, a multilateral bank that promotes the development of the private sector and entrepreneurial initiative in 38 countries, and Teklas Ventures, the venture capital arm of Teklas, one of the largest electric autofluid systems parts suppliers globally for the auto industry

Additional capital fuels Swvl’s growth strategy following the acquisitions of controlling interests in Shotl and Viapool and expanding to 115 cities in 18 countries

NEWS PROVIDED BY

Swvl Inc.

Feb 02, 2022, 13:38 ET

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DUBAI, UAE, Feb. 2, 2022 /PRNewswire/ — Swvl Inc. (“Swvl” or the “Company”), a global provider of transformative tech-enabled mass transit solutions, today announced additional PIPE investments related to its proposed business combination with Queen’s Gambit Growth Capital (“Queen’s Gambit”) (NASDAQ: GMBT), the first special purpose acquisition company founded and led entirely by women. This is expected to further enhance the strength of Swvl’s balance sheet and help to fuel the Company’s strategic growth initiatives.

Swvl Bus

Mostafa Kandil, Swvl Founder and CEO, said, “Today’s announcement represents a clear vote of confidence in Swvl’s growth strategy and future as a public company. We continue to demonstrate significant momentum towards our strategic goals. Armed with additional funding certainty, we are confident in Swvl’s ability to bring its transformative technology and services to new markets, in turn transforming a $1 trillion global mass transit industry that is sorely in need of effective solutions. We look forward to completing the business combination, entering the public market, and continuing to create tremendous value for all stakeholders.”

Upsized PIPE Details

Swvl has entered into agreements for an additional $21.5 million of common stock in a private placement (“PIPE”) with additional new flagship investors including European Bank for Reconstruction and Development (“EBRD”), also participating. These institutions join a distinguished group of global strategic and financial investors providing fully committed PIPE financing for the transaction, including Agility, Luxor Capital Group, Chimera, and Zain.

Sue Barrett, Director, Sustainable Infrastructure for Middle East, Turkey, and Africa, said, “Swvl is a highly dynamic tech investor with a transformative business model that brings tangible benefits to travelers in Egypt and other countries of operation of the EBRD, benefiting female travelers in particular. EBRD is delighted to support SWVL at this key moment in its remarkable journey from a start-up to becoming a company listed on the NASDAQ.”

Victoria Grace, Founder and CEO of Queen’s Gambit Growth Capital, said, “Since announcing our proposed business combination with Swvl, the Swvl team has gone well beyond every element of its business plan, with strong execution across its existing markets, while pursuing additional attractive market opportunities in new geographies. The additional capital is expected to allow Swvl to continue to create significant value for all stakeholders. Swvl continues to be uniquely positioned from a technological, financial, and operational basis to execute on this tremendous market opportunity.”

The investment terms are substantially similar to those in the initial PIPE financing announced in conjunction with Swvl’s proposed business combination transaction with Queen’s Gambit on July 28, 2021. This additional investment increases the aggregate amount of expected PIPE proceeds to $121.5 million, providing additional capital to fund Swvl’s expansion efforts and further investments in its proprietary technology platform.

Youssef Salem, Swvl CFO, said, “We greatly appreciate that many highly regarded global investors including EBRD have clear confidence in our growth strategy. With this additional infusion of growth capital, we expect to be even better positioned to pursue further organic and inorganic strategic initiatives after our recent acquisitions of controlling interests in Shotl and Viapool and investments in mass transit platforms in Mexico and the United Kingdom.”

Swvl has completed pre-funding of $66.5m out of the PIPE to accelerate its growth strategy. The investors that pre-funded the PIPE have purchased exchangeable notes of Swvl. At the closing of Swvl’s business combination with Queen’s Gambit, each exchangeable note will be automatically exchanged for shares of the combined company at an exchange price of US$8.5 per share for $45.5m of notes that were issued in 2021 and $9.1 per share for $21m of notes that were issued in 2022.

EBRD’s commitment is subject to entering into an investment framework agreement governing certain institutional requirements of EBRD, including social and environmental policies and practices, corporate governance, and compliance matters and use of proceeds.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. Swvl’s platform provides semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans that operate according to fixed routes, stations, times, and prices.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries.

For additional information about Swvl, please visit www.swvl.com.

About EBRD:

The EBRD is a multilateral bank that promotes the development of the private sector and entrepreneurial initiative in 38 economies across three continents. The Bank is owned by 71 countries as well as the EU and the EIB. EBRD investments are aimed at making the economies in its regions competitive, inclusive, well-governed, green, resilient and integrated.

Additional Information and Where to Find It

This news release relates to a proposed transaction among Swvl, Pivotal Holdings Corp, a wholly owned subsidiary of Swvl (“Holdings”), and Queen’s Gambit. This news release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Holdings filed a registration statement on Form F-4 (File No. 333-259800) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement/prospectus. Queen’s Gambit and Holdings also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Queen’s Gambit are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders can obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Participants in the Solicitation

Queen’s Gambit, Swvl and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Queen’s Gambit’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the Registration Statement. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination among Swvl, Holdings and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the Registration Statement and proxy materials, or after the consummation of the business combination as a result of the limited time Queen’s Gambit had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl and Viapool may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com

SOURCE Swvl Inc.